

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2012

Via E-mail
Mario Chamorro Carrizo
Chief Executive Officer
Corpbanca
Rosario Norte 660
Las Condes
Santiago, Chile

     Re: **Corpbanca**
            Form 20-F for the Fiscal Year Ended December 31, 2010
            Filed April 14, 2011
            File No. 001-32305

Dear Mr. Carrizo:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Kevin W. Vaughn for

                                        Suzanne Hayes
                                        Assistant Director